Exhibit 99.1

Ozon Announces Fourth Quarter and Audited Full-Year 2021 Results

May 2, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), a leading Russian e-commerce platform, announces its financial results for the fourth quarter and the full-year ended December 31, 2021.

Summary: Key Operating and Financial Metrics

The following table sets forth a summary of key operating and financial data for the quarter and fiscal year ended December 31, 2021. The quarterly information for the three months ended December 31, 2021 and 2020 has not been audited or reviewed by the Company’s auditors and should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F) filed with the United States Securities and Exchange Commission (“SEC”) on May 2, 2022.

(RUB in millions, unless indicated otherwise)	For the three months ended December 31 (unaudited),			For the year ended December 31,
	2021	2020	YoY change, %	2021	2020	YoY change, %
GMV incl. services	176,805	75,848	133%	448,260	197,414	127%
Number of orders, million	92.1	29.6	211%	223.3	73.9	202%
Number of active buyers, million (last 12 months)	25.6	13.8	86%	25.6	13.8	86%
Share of Marketplace GMV, %	67.7%	52.3%	15.4pp	64.8%	47.8%	17.0pp
Total revenue	66,298	37,751	76%	178,215	104,350	71%
Gross profit	26,646	11,618	129%	65,667	31,491	109%
Gross profit as a percentage of GMV incl. services, %	15.1%	15.3%	(0.2pp)	14.6%	16.0%	(1.4pp)
Adjusted EBITDA	(15,886)	(3,576)	—	(41,156)	(11,716)	—
Adjusted EBITDA as a percentage of GMV incl. services, %	(9.0%)	(4.7%)	(4.3pp)	(9.2%)	(5.9%)	(3.3pp)
Loss for the period	(20,794)	(9,407)	—	(56,779)	(22,264)	—
Net cash generated from / (used in) operating activities	15,266	10,644	43%	(13,626)	6,570	—
Free Cash Flow	4,169	7,787	(46%)	(37,736)	(2,566)	—

Note that Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of operating measures such as gross merchandise value including revenue from services (“GMV incl. services”), gross profit, number of orders, number of active buyers, number of active sellers and share of our online marketplace (“Marketplace”) GMV (“Share of Marketplace GMV”) in the “Other Key Operating Measures” section of this press release.

Fourth Quarter 2021 and Full-Year Highlights

GMV incl. services and Revenue

•

GMV incl. services in Q4 2021 increased to RUB 176.8 billion, growing by 133% year-on-year compared to RUB 75.8 billion and by 1.6x quarter-on-quarter. Strong GMV incl. services progression in Q4 2021 was driven by 211% growth in the number of orders while average order value remained stable quarter-on-quarter.

•

Full-year 2021 GMV incl. services reached RUB 448.3 billion, with a 127% year-on-year growth compared to RUB 197.4 billion, ahead of the Company’s guidance of 120% GMV growth year-on-year. The growth was primarily driven by the strong order growth stemming from the expanding buyer base and further growth in the order frequency of our buyers.

•	Revenue in Q4 2021 increased to RUB 66.3 billion, growing by 76% year-on-year compared to RUB 37.8 billion on the back of GMV incl. services growth as well as growth in service revenue.

Number of orders

•	Number of orders in Q4 2021 reached 92.1 million, increasing by 211% from 29.6 million in Q4 2020.

•	Number of orders in the full-year 2021 reached 223.3 million orders, with a 202% year-on-year growth.

•

Strong orders growth in Q4 2021 and full-year 2021 is driven by accelerated customer base growth of 86% year-on-year to 25.6 million in 2021 and greater user engagement with annual order frequency reaching 8.7 orders per year in 2021, up by 61% compared to 2020.

Share of Marketplace

•

Share of Marketplace GMV reached 67.7% and 64.8% in Q4 2021 and full-year 2021, respectively, compared to 52.3% and 47.8% in Q4 2020 and full-year 2020, respectively, on the back of 3.5x growth in seller base. Sellers appreciated access to 25.6 million active buyers on our platform and the comprehensive suite of services for our sellers, such as a variety of fulfillment and delivery options, financial and advertising services, as well as business analytics tools.

Adjusted EBITDA and Loss for the period

•

Adjusted EBITDA was negative RUB 15.9 billion in Q4 2021 compared to negative RUB 11.3 billion in Q3 2021 and negative 3.6 billion in Q4 2020. In Q4 2021 Adjusted EBITDA as a percentage of GMV incl. services was negative 9.0%, compared to negative 10.4% in Q3 2021 and negative 4.7% in Q4 2020. During Q4 2021, Ozon continued to focus on improving economics. The Company improved efficiency and utilization of the existing infrastructure, optimized marketing expenses and price investments, which was partly offset by the effect of newly launched fulfillment and sorting centers which are initially underutilized.

•

Adjusted EBITDA was negative RUB 41.2 billion in the full-year 2021, compared to negative RUB 11.7 billion in the full-year 2020, which corresponds to Adjusted EBITDA as a percentage of GMV incl. services of negative 9.2% and 5.9% respectively. Such dynamics was mainly due to significant expansion of the infrastructure, which resulted in temporary cost pressure from the new warehouse facilities as well as investments in customer and talent acquisition.

•	Loss for the year was RUB 56.8 billion in 2021, compared to RUB 22.3 billion in 2020, as a result of higher Adjusted EBITDA loss and higher interest expenses in 2021.

Cash flow

•

Net cash generated from operating activities was RUB 15.3 billion in Q4 2021, compared to RUB 10.6 billion in Q4 2020, driven by positive contribution from working capital. Free Cash Flow was positive RUB 4.2 billion in Q4 2021, compared to positive RUB 7.8 billion in Q4 2020.

•

Net cash used in operating activities was RUB 13.6 billion for the full-year 2021, compared to net cash generated from operating activities of RUB 6.6 billion for the full-year 2020. Free Cash Flow was negative RUB 37.7 billion for the full-year 2021, compared to negative RUB 2.6 billion for the full-year 2020.

Cash and cash equivalents

•

As of December 31, 2021, cash, cash equivalents and short-term deposits amounted to RUB 126.0 billion, compared to RUB 119.4 billion as of September 30, 2021 and RUB 103.7 billion as of December 31, 2020.

Key Business Developments

Ozon Marketplace

Marketplace platform has significantly expanded in 2021 both in terms of GMV and transactions between buyers and sellers. GMV incl. services of Ozon Marketplace increased by 202% year-on-year in Q4 2021, with Marketplace (3P) as a percentage of GMV incl. services reaching 67.7%, compared to 52.3% in Q4 2020. The active seller base growth and consequent assortment range expansion contributed to a greater choice for buyers. We continued to develop our Marketplace with a focus on building long-term partnerships with sellers and tailoring the commission structure to incentivize our sellers to increase their turnover and utilize our country-wide warehouse infrastructure, especially in the regions, which in turn led to greater choice and faster delivery for Ozon platform users.

Sellers

The number of active sellers on our platform exceeded 90 thousand in Q4 2021, more than tripling compared to Q4 2020, and growing by more than 40% compared to Q3 2021.

•

The increase of more than 250% year-on-year in the number of sellers is attributed to the development of logistics and fulfillment services and a variety of marketplace models (e.g., Fulfilled by Ozon (“FBO”), Fulfilled by Seller (“FBS”) and Storefront), as well as unique products and tools for the sellers offered by Ozon, including financial services, advertising tools, market and brand analytics and video streaming.

•

Ozon’s advertising toolkit enables sellers to boost sales, promoting their products in our application and to analyze consumer trends. In December 2021, our advertising revenue surpassed our digital marketing spend.

•	Ozon sellers can also leverage Ozon Premium program to attract more customers and to promote their brand. In December 2021, more than a half of 3P GMV incl. services was generated by premium sellers.

Assortment

Ozon’s assortment exceeded 82 million SKUs as of December 31, 2021, up from 11 million SKUs as of December 31, 2020, due to growth in the number of active sellers and improved, easier content creation procedures, while unique platform algorithms enabled us to better monitor product quality. The category mix shifts included an increase in Apparel, Home & Décor, FMCG and Petcare categories. In December 2021, Apparel SKUs increased by approximately nine times year-on-year.

Buyers

Ozon’s customer base increased to 25.6 million buyers in Q4 2021, growing by 86% year-on-year on the back of strategic investments into customer acquisition and accelerating organic growth of our customer base, as well as higher order frequency.

•	Active user base almost doubled as of Q4 2021, compared to Q4 2020, due to faster and more reliable delivery services and assortment expansion.

•	Customer cohorts demonstrated strong performance with continued improvement in customer loyalty in Q4 2021.

•	Order frequency increased by 61% year-on-year to 8.7 orders in Q4 2021 from 5.4 orders in Q4 2020, with higher proportion of repeat purchases across cohorts.

•

Ozon offers customers access to a wider range of products and services via our premium subscription. In December 2021, the number of users with Premium subscription more than tripled compared to December 2020. Premium clients exhibit on average materially higher order frequency, compared to non-Premium buyers.

Ozon Fulfillment & Logistics

As of December 31, 2021, Ozon’s total warehouse space amounted to approximately one million sq.m. Ozon successfully managed high order flow during the peak season in Q4 2021, with on-time delivery of approximately 95% of the parcels resulting from the increase of its fulfillment and logistics capacities by nearly three times year-on-year. Our increased regional coverage enabled us to improve our delivery speed and to expand the assortment range and availability in various regions of Russia.

In 2021, Ozon launched third-party logistics services, developing a suite of business solutions, and serving more than 3,000 companies.

Ozon fresh

In 2021, Ozon started to develop its expedited delivery offering outside of Moscow, opening dark stores in Saint Petersburg, Tver, Krasnodar, Rostov-on-Don, Kazan, Sochi and Volgograd.

In March 2022, Ozon Express was rebranded as “Ozon fresh” and will focus on delivering fresh food and daily commodities, including products from Russian local farmers. “Ozon fresh” offers even faster delivery within 15 minutes for certain products in selected areas of Moscow. The delivery of electronics, books, beauty and health products will be part of the core Ozon platform and will be marked “Express”, with delivery in an hour or during more convenient time slots.

Ozon Financial Services

In 2021, Ozon started to actively develop a suite of adjacent services, including debit card Ozon.Card, Ozon.Account eWallet and Ozon.Installment buyer lending products. Financial services offered through our platform increase convenience and payment flexibility for our buyers and sellers.

•

In 2021, Ozon acquired a basic banking license through the acquisition of Oney Bank LLC (rebranded as “Ozon Bank”), to enable us to start offering financial services to the customers and sellers of the Ozon Marketplace. In Q4 2021, Ozon launched its own eWallet Ozon.Account, as a payment tool based on the Ozon Bank infrastructure, providing customers with higher cashback and opportunity of instant refund.

•

Ozon expects that Ozon B2B financial services should help attract more sellers, enhance the retention of established seller base and lead to greater loyalty of sellers over time. Approximately 15,000 sellers used Ozon’s Flexible Payment Plan as of Q4 2021. The product provides sellers with instruments for better working capital management and payment schedule tailored to their individual business needs. Since May 2021, Ozon also offered loans to some of its sellers through Ozon Credit, a microcredit company founded in May 2021, using machine learning algorithms and credit scoring instruments to assess credit risks.

In March 2022, we obtained a general banking license for our newly created Ecom Bank from the Central Bank of Russia (“CBR”). This banking license gives us the capability to structure and launch a wide variety of financial service products, tailored towards the needs of our buyers and sellers, to facilitate and provide greater support for transactions made by them on our platform.

Recent Developments at Ozon Bank

On March 31, 2022, Ozon Bank was removed from the Specially Designated Nationals and Blocked Persons List (the “SDN List”) by the Office of Foreign Assets Control (“OFAC”) of the U.S. Treasury Department. Ozon Bank had been included in the SDN List by OFAC on February 24, 2022 as an entity “linked to Sovcombank Open Joint Stock Company”. Ozon acquired 100% of share capital of Oney Bank LLC (now Ozon Bank) from Sovcombank on May 26, 2021, when Oney Bank LLC ceased to be an affiliate of Sovcombank. On February 25, 2022, Ozon filed a request to OFAC to remove Ozon Bank from the SDN List as Ozon Bank was not linked to Sovcombank.

Ozon International Operations

In 2021, Ozon launched cross-border operations in Belarus and Kazakhstan with a goal of offering a wide assortment of products to more than 28 million of people and providing local merchants with an opportunity to sell their goods to millions of Russian customers. Ozon is developing logistics and delivery infrastructure, via franchised pick-up points and sorting facilities along with partnership with the Belarus national postal operator.

ESG Full-Year 2021 Highlights

Being one of Russia’s largest e-commerce companies, we recognize that our approach to understanding and managing ESG matters is important for all of our stakeholders. Building on existing corporate responsibility practices, in 2021 we formed a dedicated ESG team and developed our corporate sustainability agenda.

Labor and Diversity

•

Due to the expansion of our operations, Ozon’s headcount more than doubled, reaching 45,854 employees as of December 31, 2021, compared to 14,834 employees as of December 31, 2020. As of December 31, 2021, 50% of our employees were under 30 years old, 48% were 30 to 50 years old and 2% were over 50 years old. Women accounted for 44% of all employees and 37% of managers.

•

To attract professionals, we constantly invest in our HR brand. In 2021 we received the “Employer of Choice” award and the Gold Award in Forbes’ Best Russian Employers ranking and became the most attractive employer in e-commerce according to the Employer Brand Research 2021 report published by Randstad.

Health and Safety

•

In the year ended December 31, 2021, we did not have any work-related fatalities among our staff members. To prevent the spread of COVID-19 in 2021, we implemented measures to support and protect employees from the pandemic by monitoring and controlling the epidemiological situation and strictly complying with legal requirements to ensure the continuity of our services. The measures we took to counter the spread of COVID-19 included the government stay-at-home orders and limited quarantine measures, social distancing, compulsory use of protective equipment, psychological support and vaccination subsidies.

Economic and Community Empowerment

•

We believe that our impact on the economy and local communities in the regions where we operate increases with the growth of our business and, with it, the opportunities for us to make a positive impact in those places while creating value for our stakeholders. As of December 31, 2021, small and medium enterprises comprised approximately 90% of all active sellers and accounted for approximately 86% of Share of Marketplace GMV for that year. In addition, over 75% of our sellers were based outside of Moscow.

•

Also, in 2021, we launched the “Ozon Care” charity program to benefit vulnerable socio-economic groups through our Marketplace platform. As of December 31, 2021, 14 charitable organizations had joined Ozon Care program, and over RUB 2 million had been contributed to charitable organizations under Ozon Care.

•

Due to the significant economic impact of the sanctions imposed by a number of countries in response to the geopolitical crisis surrounding Ukraine, in February 2022, Ozon announced support measures to help Marketplace sellers maintain sales performance and adapt to rising purchase prices. Instead of one- and two-time monthly regular payments we made six payments to our sellers in March to support them, temporarily waived storage fees for high-demand and seasonal products stored at our fulfillment centers, and adjusted shipment and delivery KPIs for sellers who use FBS and Extended FBS logistics models in view of supply chain disruptions.

Cybersecurity

•

In 2021, Ozon expanded the Information Security team in all cybersecurity focus areas to ensure the smooth operation of our business and maintain a robust information security system. We successfully passed an external information security audit of our Shopping App. Our payment card data processing systems successfully audited for compliance with the Payment Card Industry Data Security Standard. In addition, we updated and expanded an online training for employees on information security.

Environment

•

Our environmental initiatives aim towards minimizing the environmental impact of our operations. As of December 31, 2021, approximately 60% of waste generated at our warehouse facilities and pick-up points was sent for recycling.

Key Operating and Financial Results

The quarterly information for the three months ended December 31, 2021 and 2020 has not been audited or reviewed by the Company’s auditors and should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F) filed with the United States Securities and Exchange Commission (“SEC”) on May 2, 2022.

Ozon Holdings PLC

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31 (unaudited),			For the twelve months ended December 31,
	2021	2020	YoY change, %	2021	2020	YoY change, %
Revenue:
Sales of goods	42,739	28,569	50%	120,792	81,414	48%
Service revenue	23,559	9,182	157%	57,423	22,936	150%
Total revenue	66,298	37,751	76%	178,215	104,350	71%
Operating expenses:
Cost of sales	(39,652)	(26,133)	—	(112,548)	(72,859)	—
Fulfillment and delivery	(31,505)	(10,971)	—	(76,240)	(30,676)	—
Sales and marketing	(8,696)	(3,473)	—	(24,695)	(10,015)	—
Technology and content	(3,907)	(1,381)	—	(11,422)	(4,394)	—
General and administrative	(4,821)	(1,309)	—	(12,166)	(3,729)	—
Total operating expenses	(88,581)	(43,267)	—	(237,071)	(121,673)	—
Operating loss	(22,283)	(5,516)	—	(58,856)	(17,323)	—
Net gain on revaluation of conversion options and other financial instruments	2,037	—	—	6,341	—	—
Loss on disposal of non-current assets	(22)	(22)	—	(33)	(35)	—
Interest expense	(2,063)	(675)	—	(5,802)	(2,115)	—
Interest income	739	123	—	1,484	311	—
Share of profit of an associate	(9)	43	—	197	112	—
Foreign currency exchange gain/(loss), net	760	(2,036)	—	(108)	(1,984)	—
Other non-operating expense	—	(1,000)	—	—	(1,000)	—
Total non-operating income / (expense)	1,442	(3,567)	—	2,079	(4,711)	—
Loss before income tax	(20,841)	(9,083)	—	(56,777)	(22,034)	—
Income tax benefit / (expense)	47	(324)	—	(2)	(230)	—
Loss for the period	(20,794)	(9,407)	—	(56,779)	(22,264)	—

Revenue

Ozon’s total revenue increased by 76% year-on-year to RUB 66.3 billion in Q4 2021, compared to RUB 37.8 billion in Q4 2020. Total revenue grew by 71% for the full-year 2021 to RUB 178.2 billion compared to RUB 104.4 billion in 2020, largely attributed to service revenue growth from Marketplace commission and advertising revenue.

(RUB in millions)	For the three months ended December 31 (unaudited),			For the twelve months ended December 31,
	2021	2020	YoY change, %	2021	2020	YoY change, %
Sales of goods	42,739	28,569	50%	120,792	81,414	48%
Service revenue	23,559	9,182	157%	57,423	22,936	150%
Marketplace commission	18,023	6,836	164%	44,345	16,503	169%
Advertising revenue	4,034	1,676	141%	9,322	3,965	135%
Delivery services	1,153	510	126%	2,750	1,761	56%
Travel commissions	74	70	6%	429	445	(4%)
Other revenue	275	90	206%	577	262	120%
Total revenue	66,298	37,751	76%	178,215	104,350	71%
Cost of sales	(39,652)	(26,133)	—	(112,548)	(72,859)	—
Gross profit	26,646	11,618	129%	65,667	31,491	109%
Gross profit as % of GMV incl. services	15.1%	15.3%	(0.2pp)	14.6%	16.0%	(1.4pp)

Sales of goods

Sales of goods increased by 50% to RUB 42.7 billion in Q4 2021 compared to RUB 28.6 billion in Q4 2020. Sales of goods grew by 48% to RUB 120.8 billion for the full-year 2021 compared to RUB 81.4 billion for the full-year 2020 primarily attributable to the growth in the number of active buyers as well as the increase in buyer purchasing frequency.

Service revenue

Service revenue increased to RUB 23.6 billion in Q4 2021, growing by 157% year-on-year, compared to RUB 9.2 billion in Q4 2020. In the full-year 2021 service revenue increased by 150% year-on-year and reached RUB 57.4 billion, compared to RUB 22.9 billion in the full-year 2020, on the back of Marketplace commission and advertising revenue growth.

Marketplace commission

Marketplace commission increased by 164% to RUB 18.0 billion in Q4 2021, compared to RUB 6.8 billion in Q4 2020. Marketplace commission increased by 169% to RUB 44.3 billion in the full-year 2021 from RUB 16.5 billion in the full-year 2020. Implied take rate was 15.0% in Q4 2021 and remained broadly flat quarter-on-quarter, compared to 15.2% in Q3 2021. The implied take rate declined year-on-year by 2.2 p.p. in Q4 2021 from 17.2% in Q4 2020. In full-year 2021 the implied take rate was 15.3%, a decrease of 2.2 p.p. compared to 17.5% in the full-year 2020, due to adjustment of the Marketplace commissions in February 2021 to incentivize better utilization of the regional warehouse infrastructure.

Advertising revenue

Advertising revenue reached RUB 4.0 billion in Q4 2021, growing by 141% compared to RUB 1.7 billion in Q4 2020. Advertising revenue increased by 135% to RUB 9.3 billion in the full-year 2021, compared to RUB 4.0 billion in the full-year 2020. In 2021, Ozon significantly expanded the advertising suite of tools and introduced new user engagement formats, such as live streaming. The Company also conducted education seminars for its sellers to increase usage of advertising tools by the sellers.

Cost of sales

Cost of sales increased by 52% year-on-year in Q4 2021, broadly in line with the year-on-year growth in sales of goods. In the full-year 2021, cost of sales increased by 54% year-on-year ahead of 1P sales growth due to tactical price investments in high frequency categories during Q2 2021 and in part during Q3 2021 aimed at boosting user engagement.

Gross Profit

Gross profit increased by 129% year-on-year in Q4 2021, reaching RUB 26.6 billion compared to RUB 11.6 billion in Q4 2020. Gross profit as a percentage of GMV incl. services declined by 0.2 p.p. year-on-year from 15.3% in Q4 2020 to 15.1% in Q4 2021. Gross profit for the full-year 2021 increased by 109% year-on-year to RUB 65.7 billion, compared to RUB 31.5 billion in the full-year 2020, which implies a decrease in gross profit as a percentage of GMV incl. services to 14.6% in the full-year 2021 from 16.0% in the full-year 2020. The decline in Gross profit as a percentage of GMV incl. services in Q4 and full-year 2021 is mainly attributable to changes in the Marketplace commission structure and tactical price investments into traffic generating categories in 2021.

Operating expenses

The Company’s operating expenses increased by 105% and 95% year-on-year in Q4 2021 and in the full-year 2021, respectively, due to the size of the business more than doubling, as well as a significant infrastructure expansion and strategic investments into marketing and customer acquisition, IT and talent acquisition. Unit economics on per order basis improved in Q4 2021 compared to Q3 2021, due to dilution of expenses on the back of growing order volumes.

(RUB in millions)	For the three months ended December 31 (unaudited),			For the twelve months ended December 31,
	2021	2020	YoY change, %	2021	2020	YoY change, %
Cost of sales	(39,652)	(26,133)	52%	(112,548)	(72,859)	54%
as % of GMV incl. services	(22.4%)	(34.5%)	12.1pp	(25.1%)	(36.9%)	11.8pp
Fulfillment and delivery	(31,505)	(10,971)	187%	(76,240)	(30,676)	149%
as % of GMV incl. services	(17.8%)	(14.5%)	(3.3pp)	(17.0%)	(15.5%)	(1.5pp)
Sales and marketing	(8,696)	(3,473)	150%	(24,695)	(10,015)	147%
as % of GMV incl. services	(4.9%)	(4.6%)	(0.3pp)	(5.5%)	(5.1%)	(0.4pp)
Technology and content	(3,907)	(1,381)	183%	(11,422)	(4,394)	160%
as % of GMV incl. services	(2.2%)	(1.8%)	(0.4pp)	(2.5%)	(2.2%)	(0.3pp)
General and administrative	(4,821)	(1,309)	268%	(12,166)	(3,729)	226%
as % of GMV incl. services	(2.7%)	(1.7%)	(1.0pp)	(2.7%)	(1.9%)	(0.8pp)
Total operating expenses	(88,581)	(43,267)	105%	(237,071)	(121,673)	95%
as % of GMV incl. services	(50.1%)	(57.0%)	6.9pp	(52.9%)	(61.6%)	8.7pp

Fulfillment and delivery

Fulfillment and delivery costs increased by 187% year-on-year in Q4 2021 compared to Q4 2020 and by 149% for the full-year 2021 compared to the full-year 2020. Fulfillment and delivery costs as a percentage of GMV incl. services increased to 17.8% in Q4 2021 compared to 14.5% in Q4 2020 and to 17.0% for the full-year 2021 compared to 15.5% in the full-year 2020, driven by our infrastructure expansion, as well as temporary cost pressure due to initially low utilization of the newly launched fulfilment and logistics facilities.

Sales and marketing

Sales and marketing expenses increased by 150% year-on-year in Q4 2021 and by 147% year-on-year for the full-year 2021. Sales and marketing costs as a percentage of GMV incl. services was 4.9% in Q4 2021, representing a slight increase from 4.6% in Q4 2020 and a quarter-on-quarter improvement compared to 6.0% in Q3 2021, due to optimization of marketing expense towards more efficient channels and the reduction in the customer acquisition cost. Sales and marketing costs as a percentage of GMV incl. services increased slightly to 5.5% in the full-year 2021, compared to 5.1% for the full-year 2020, due to investments in marketing and customer acquisition during 2021.

Technology and content

Investment in talent acquisition in 2021 led to a 183% year-on-year increase in technology and content costs in Q4 2021 and a 160% year-on-year increase in the full-year 2021. Technology and content as a percentage of GMV incl. services increased to 2.2% in Q4 2021 from 1.8% in Q4 2020 and to 2.5% for the full-year 2021 compared to 2.2% in the full-year 2020. Technology and content costs decreased as a percentage of GMV incl. services quarter-on-quarter by 1.2 p.p. to 2.2% in Q4 2021 from 3.4% in Q3 2021, contributing to improving unit economics.

General and administrative

General and administrative expenses increased by 268% year-on-year in Q4 2021 and by 226% in the full-year 2021, driven by higher employee expense arising as a result of the talent acquisition to support the growth of the core and new adjacent verticals.

Adjusted EBITDA

Adjusted EBITDA was negative RUB 15.9 billion in Q4 2021, which corresponds to Adjusted EBITDA as % of GMV incl. services of negative 9.0%, compared to negative 4.7% in Q4 2020. On a full-year basis, Adjusted EBITDA was negative RUB 41.2 billion compared to negative RUB 11.7 billion, corresponding to negative 9.2% Adjusted EBITDA as a percentage of GMV incl. services in the full-year 2021, compared to negative 5.9% in the full-year 2020. The higher Adjusted EBITDA losses were due to higher temporary cost pressure from accelerated expansion in our fulfillment and logistics infrastructure, as well as strategic investments into marketing, product and talent acquisition. Adjusted EBITDA as a percentage of GMV incl. services and Adjusted EBITDA per order showed some improvement quarter-on-quarter as a result of growing scale and ongoing efforts to enhance efficiency of operations and delivery channels and to control costs.

Interest expense

Ozon interest expense was RUB 2,063 million in Q4 2021 compared to RUB 675 million in Q4 2020 and RUB 5,802 million in the full-year 2021 compared to RUB 2,115 million in the full-year 2020, which resulted from the issuance of the convertible bonds in February 2021 and a new loan facility entered into in August 2021, as well as greater lease liabilities of RUB 42,467 million as of December 31, 2021 compared to RUB 15,490 million as of December 31, 2020.

Interest income

Interest income was RUB 739 million in Q4 2021 compared to RUB 123 million in Q4 2020 and RUB 1,484 million in the full-year 2021 compared to RUB 311 million in the full-year 2020, increasing due to higher short-term deposits in 2021.

Foreign currency exchange gain/(loss), net

Foreign currency exchange gain amounted to RUB 760 million in Q4 2021, compared to a loss of RUB 2,036 million in Q4 2020; and on a full-year basis, a loss of RUB 108 million in the full-year 2021, compared to a loss of RUB 1,984 million in the full-year 2020, driven by the changes in the foreign currency position and fluctuation in U.S. dollar exchange rates.

Income tax benefit/(expense)

Income tax benefit was RUB 47 million in Q4 2021 compared to expense of RUB 324 million in Q4 2020, which was primarily due to deferred tax charges. Full-year 2021 income tax expense was RUB 2 million, compared to expense of RUB 230 million in the full-year 2020.

Loss for the period

Loss for the period amounted to RUB 20,794 million in Q4 2021 compared to RUB 9,407 million in Q4 2020 and to RUB 56,779 million in the full-year 2021 compared to RUB 22,264 million in the full-year 2020, which was a result of investments into business expansion, including infrastructure, marketing, product and talent acquisition with a view to build scale and gain market share.

Shares Issued

The total number of shares issued and outstanding as of December 31, 2021 was 216,413,735 (comprised of 216,413,733 ordinary shares and two Class A shares).

Share-Based Compensation

In April 2021, the Company entered into a trust deed with a trustee for operation of the Company’s equity incentive plans (the “EIPs”). The trust holds ordinary shares or ADSs of the Company to be distributed under share-based awards granted to and exercisable by directors, officers and employees and deliver the shares or other securities exercisable under the EIPs to such participants upon exercise. The Company neither owns shares nor has voting rights in the trust.

Net Cash Generated From / (Used In) Operating Activities

Net cash generated from operating activities was RUB 15,266 million in Q4 2021, compared to RUB 10,644 million in Q4 2020, due to positive working capital dynamics, offsetting the drag from the negative Adjusted EBITDA. Net cash used in operating activities was RUB 13,626 million for the full-year 2021, compared to net cash generated from operating activities of RUB 6,570 million in the full-year 2020, which was due to an increase in the operating costs.

Working Capital

Our working capital is primarily comprised of trade and other payables and inventory. Our accounts payable include trade payables for the products purchased from suppliers and payables to the third-party sellers on Ozon Marketplace. The primary movements in our working capital are discussed below.

As of December 31, 2021, our accounts payable amounted to RUB 89,273 million, compared to RUB 42,545 million as of December 31, 2020. As of December 31, 2021, Ozon had RUB 26,362 million of inventories, compared to RUB 15,342 million as of December 31, 2020. Ozon inventories mainly include merchandise held for resale and goods in transit, associated with our Direct (1P) Sales.

Capital Expenditures

Capital expenditures amounted to RUB 8,841 million in Q4 2021 compared to RUB 2,059 million in Q4 2020 and RUB 19,341 million in the full-year 2021 compared to RUB 6,840 million in the full-year 2020, as we nearly tripled our warehouse footprint. The increased capital expenditures was driven by the acquisition of fulfillment and computer equipment, as well as other hardware.

Free Cash Flow

Free cash flow was positive RUB 4,169 million in Q4 2021, compared to positive RUB 7,787 million in Q4 2020. In the full-year 2021, Free Cash Flow was negative RUB 37,736 million, compared to negative RUB 2,566 million in the full-year 2020 due to the higher Adjusted EBITDA loss and higher capital expenditures.

Borrowings

Convertible bonds

In February 2021, Ozon completed an offering of $750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 (“the Bonds”) at par. Total proceeds from the convertible Bonds amounted to RUB 54,499 million, net of RUB 988 million of issue costs. Interest is payable semi-annually in arrears in each year, with the first payment on August 24, 2021.

The Bonds are convertible into cash, our ordinary shares represented by the ADSs, or a combination of cash and the ADSs, at our discretion, based the conversion price set at $86.6480 (as such may be adjusted in accordance with the terms of the Bonds). At the initial recognition, the conversion feature of the convertible Bonds with the fair value of RUB 6,958 million was classified as financial liability and measured at fair value through profit and loss, while the host liability was accounted for at amortized cost using the market interest rate of 5.1% per year. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of the Annual Report for the year ended December 31, 2021 with respect to the Delisting Event and further developments related to the bonds. Additional information regarding the Bonds is disclosed in the Company’s press releases dated March 4, 2022, March 9, 2022, and March 17, 2022.

Bank Loans

In August 2021, the Group received RUB 9,900 million in cash net of a one-off utilization commission of RUB 100 million under a one-year unsecured loan facility agreement with a third-party bank. The loan facility carries interest at a nominal rate of 8.5% per year. The interest is payable on a monthly basis. The principal amount is repayable in August 2022.

Lease Liabilities and Commitments

Ozon lease liabilities increased to RUB 42,467 million as of December 31, 2021, from RUB 15,490 million as of December 31, 2020, due to significant infrastructure expansion.

Cash and Cash Equivalents

Cash, cash equivalents and short-term bank deposits amounted to RUB 125,991 million as of December 31, 2021, compared to RUB 103,724 million as of December 31, 2020.

Subsequent events

The subsequent events described in this section are considered non-adjusting in relation to the Group’s financial position, results of operations and cash flows presented in the consolidated financial statements for the year ended December 31, 2021.

Risk and uncertainties related to current environment

In connection with the ongoing geopolitical crisis surrounding Ukraine, additional sanctions were imposed by the United States, the European Union, the United Kingdom and some other countries on Russia, including major Russian financial institutions and certain other entities and individuals. In addition, additional trade restrictions were introduced. In response to the sanctions described above, Russia introduced certain currency control measures while the Russian Central Bank increased the key interest rate to 20% (which was subsequently decreased to 17% as of the date of this press release and is due to go down to 14% from May 4, 2022).

There is an increased risk that even further sanctions may be introduced. This may have significant adverse impact on Russia’s economy. These events have led to the depreciation of the Russian ruble, increased volatility of financial markets and significantly increased the level of economic uncertainty in the Russian business environment. As a result, Ozon may experience difficulties accessing the international equity and debt markets. The long-term effects of the imposed and possible additional sanctions are difficult to determine. The future business environment may differ from management’s assessment.

Impact of sanctions

Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the ongoing geopolitical crisis surrounding Ukraine, as well as further regulatory measures taken by Russia in response, have had a significant, and in many cases, unprecedented, impact on companies operating in Russia. These actions have had, and are expected to continue to have, a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs. We may also face greater difficulties raising capital in the future, which could potentially reduce the level of future investment into infrastructure expansion and operations. We also cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on our business, financial condition or results of operations. The imposed sanctions in response to the ongoing geopolitical crisis surrounding Ukraine and their impact on the Russian economy may prevent us from achieving our financial, operational and strategic objectives, including those described in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2021. See Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs” of the Annual Report for the year ended December 31, 2021.

On April 7, 8 and 13, 2022, Australia, the European Union, and the United Kingdom and Switzerland, respectively, imposed asset freeze sanctions on Mr. Alexander Shulgin, the then-CEO of our Group and an Executive Director on our board of directors. On April 11, 2022, Mr. Shulgin resigned from our board of directors and is no longer CEO of our Group. Mr. Igor Gerasimov, Chief Financial Officer of our Group, replaced Mr. Shulgin as an Executive Director on our board of directors. See Item 6.A of the Company’s Annual Report (Form 20-F) for the year ended December 31, 2021 “Directors, Senior Management and Employees—Directors and Senior Management” for more details. On April 28, 2022, Mr. Shulgin resigned from his positions as the General Director of our key Russian operating subsidiary and our Russian holding company.

In addition, on March 31, 2022, Ozon Bank was removed from the SDN List by OFAC. For further disclosure please refer to the Company’s press releases dated March 31, 2022 and February 25, 2022. As per our press release “Ozon Informs about Developments at Ozon Bank”, on February 24, 2022, Ozon Bank was included in the SDN List by OFAC as an entity “linked to Sovcombank Open Joint Stock Company”. Ozon acquired 100% of share capital of Oney Bank LLC (now Ozon Bank) from Sovcombank on May 26, 2021, when Oney Bank ceased to be an affiliate of Sovcombank. On February 25, 2022, Ozon filed a request to OFAC to remove Ozon Bank from the SDN List because Ozon Bank is not linked to Sovcombank.

Under the terms of our $750 million “Bonds”, a “Delisting Event” occurs if, among other things, trading of the ADSs on Nasdaq is suspended for a period of seven dealing days or more. As a result of the suspension of the ADSs on Nasdaq, a Delisting Event under the Bonds occurred following the close of trading on March 8, 2022. Under the terms of the Bonds, the holders of the Bonds will be entitled to require us to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which is May 31, 2022. Due to, among other things, uncertainty around the impact of the restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds outside of Russia from our Russian subsidiaries to our holding company, which is the issuer of the Bonds, there is a risk that we will not have sufficient liquidity available at the relevant time at the level of our holding company to fund the payments required for the redemption if all or significant number of the holders of the Bonds choose to exercise their redemption right. A failure to timely pay the amounts due under the redemption would result in an “Event of Default” under the terms of the Bonds and may trigger a potential cross-default on our other liabilities. If we provided to our holding company the liquidity necessary to fund the early redemption in the absence of the new restrictions, such redemption would result in a significant reduction in the amount of liquidity available to fund our operations and would have a significant effect on our operations and growth outlook. We have entered into discussions with an ad hoc group of holders of the Bonds and their advisers in connection with a proposed consensual restructuring of our financial indebtedness under the Bonds following the “Delisting Event” and aim to be in a position to enter into a standstill agreement with a significant number of holders of the Bonds in the near term with a view to continue such discussions and to reach an agreement on the long-term restructuring of the Bonds within the current financial year.

Following the occurrence of a Delisting Event, as disclosed in the Company’s press release dated March 9, 2022, a group of Bondholders has formed an “Ad Hoc Committee” and appointed Houlihan Lokey, as its financial adviser, and Akin Gump Strauss Hauer & Feld LLP, as its legal adviser, to conduct an orderly discussion process with the Company with a view to finding a fair and sustainable solution for all stakeholders. To the extent any of the Bondholders are interested in joining the Ad Hoc Committee or join the coordinated effort we invite them to make inquiries to Houlihan Lokey at projectondohl@hl.com.

In response to the current economic challenges, our management revisited our budget and liquidity plan to refocus our operations on improvement of efficiency and reduction of needs for additional funding. We estimate that we had approximately RUB 92,500 million in cash and cash equivalents and short-term bank deposits as of March 31, 2022 available to support our liquidity needs, most of which is held in deposits in Russia. During the first quarter of 2022, we accelerated and brought forward purchases of equipment, including IT and warehouse equipment, to ensure uninterrupted supply.

See Item 5.B of the Company’s Annual Report (Form 20-F) for the year ended December 31, 2021: “Operating and Financial Review and Prospects—Liquidity and Capital Resources” regarding our management’s conclusion as to our ability to continue as a going concern.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Contribution (Loss)/(Profit), Adjusted EBITDA and Free Cash Flow. These financial measures are not measures of financial performance or liquidity in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures from the most directly comparable IFRS measure.

This press release includes quarterly information for the three months ended December 31, 2021 and 2020. The quarterly information has not been audited or reviewed by the Company’s auditors and should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2021 filed with the SEC on May 2, 2022.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31 (unaudited),			For the twelve months ended December 31,
	2021	2020	YoY change, %	2021	2020	YoY change, %
Revenue:
Sales of goods	42,739	28,569	50%	120,792	81,414	48%
Service revenue	23,559	9,182	157%	57,423	22,936	150%
Total revenue	66,298	37,751	76%	178,215	104,350	71%
Operating expenses:
Cost of sales	(39,652)	(26,133)	—	(112,548)	(72,859)	—
Fulfillment and delivery	(31,505)	(10,971)	—	(76,240)	(30,676)	—
Sales and marketing	(8,696)	(3,473)	—	(24,695)	(10,015)	—
Technology and content	(3,907)	(1,381)	—	(11,422)	(4,394)	—
General and administrative	(4,821)	(1,309)	—	(12,166)	(3,729)	—
Total operating expenses	(88,581)	(43,267)	—	(237,071)	(121,673)	—
Operating loss	(22,283)	(5,516)	—	(58,856)	(17,323)	—
Net gain on revaluation of conversion options and other financial instruments	2,037	—	—	6,341	—	—
Loss on disposal of non-current assets	(22)	(22)	—	(33)	(35)	—
Interest expense	(2,063)	(675)	—	(5,802)	(2,115)	—
Interest income	739	123	—	1,484	311	—
Share of profit of an associate	(9)	43	—	197	112	—
Foreign currency exchange gain/(loss), net	760	(2,036)	—	(108)	(1,984)	—
Other non-operating expense	—	(1,000)	—	—	(1,000)	—
Total non-operating income / (expense)	1,442	(3,567)	—	2,079	(4,711)	—
Loss before income tax	(20,841)	(9,083)	—	(56,777)	(22,034)	—
Income tax benefit / (expense)	47	(324)	—	(2)	(230)	—
Loss for the period	(20,794)	(9,407)	—	(56,779)	(22,264)	—

Ozon Holdings PLC

Consolidated Statements of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31 (unaudited),		For the twelve months ended December 31,
	2021	2020	2021	2020
Cash flows from operating activities
Loss before income tax adjusted for:	(20,841)	(9,083)	(56,777)	(22,034)
Depreciation and amortization of non-current assets	3,331	1,561	9,880	4,963
Interest expense	2,063	675	5,802	2,115
Interest income	(739)	(123)	(1,484)	(311)
Foreign currency exchange loss / (gain), net	(760)	2,036	108	1,984
Net gain from revaluation of conversion options and other financial instruments	(2,037)	-	(6,341)	-
Write-downs and losses of inventories	1,656	(211)	3,317	482
Loss on disposal of non-current assets	22	22	33	35
Share of profit of an associate	9	(43)	(197)	(112)
Changes in allowances on accounts receivable and advances paid	(18)	7	(19)	131
Forgiveness of lease payments	-	(3)	-	(21)
Share-based compensation expense	3,066	379	7,820	644
Movements in working capital:
Changes in inventories	(8,619)	(3,866)	(14,278)	(5,005)
Changes in accounts receivable	(2,208)	(771)	(3,125)	(482)
Changes in advances paid and other assets	(3,612)	(276)	(7,042)	(481)
Changes in trade accounts payable	41,121	18,020	44,538	20,885
Changes in other liabilities	4,022	2,779	8,773	5,202
Cash generated from operations / (used in)	16,456	11,103	(8,992)	7,995
Interest paid	(1,173)	(454)	(4,485)	(1,356)
Income tax paid	(17)	(5)	(149)	(69)
Net cash generated from / (used in) operating activities	15,266	10,644	(13,626)	6,570

Ozon Holdings PLC

Consolidated Statements of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31 (unaudited),		For the twelve months ended December 31,
	2021	2020	2021	2020
Cash flows from investing activities
Purchase of property, plant and equipment	(8,686)	(2,006)	(18,680)	(6,714)
Purchase of intangible assets	(155)	(53)	(661)	(126)
Placement of bank deposits	(14,234)	-	(17,200)	-
Interest received	565	93	1,267	260
Dividends received from an associate	70	-	211	-
Issuance of loans	(203)	-	(340)	-
Net cash used in investing activities	(22,643)	(1,966)	(35,403)	(6,580)
Cash flows from financing activities
Convertible bonds issue proceeds	-	-	54,499	-
Convertible loans issue proceeds	-	-	-	6,171
Proceeds from issue of ordinary shares	-	90,480	-	90,480
Proceeds from exercise of share option	-	-	313	-
Proceeds from borrowings	240	2,293	10,371	8,711
Repayment of borrowings	(140)	(129)	(6,522)	(499)
Payment of principal portion of lease liabilities	(2,256)	(798)	(4,769)	(2,296)
Net cash (used in) / generated from financing activities	(2,156)	91,846	53,892	102,567
Net (decrease) / increase in cash and cash equivalents	(9,533)	100,524	4,863	102,557
Cash and cash equivalents at the beginning of the period	116,468	5,126	103,702	2,994
Effects of exchange rate changes on the balance of cash held in foreign currencies	1,102	(1,948)	(528)	(1,849)
Cash and cash equivalents at the end of the period	108,037	103,702	108,037	103,702

Ozon Holdings PLC

Audited Consolidated Balance Sheet

(in millions of Russian Rubles)

(RUB in millions)	As of
	December 31, 2021	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	29,970	13,003
Right-of-use assets	39,940	14,579
Intangible assets	1,171	317
Investments in an associate	1,238	1,111
Deferred tax assets	80	44
Other financial assets	2,312	746
Other non-financial assets	41	-
Total non-current assets	74,752	29,800
Current assets
Inventories	26,362	15,342
Accounts receivable	6,611	3,405
Other financial assets	75	-
VAT receivable	3,440	908
Other non-financial assets	4,107	1,429
Short-term bank deposits	17,954	22
Cash and cash equivalents	108,037	103,702
Total current assets	166,586	124,808
Total assets	241,338	154,608
Equity and liabilities
Equity
Share capital	12	11
Share premium	134,924	133,439
Treasury shares	(1)	-
Equity-settled employee benefits reserves	7,800	1,152
Other capital reserves	(3)	-
Accumulated losses	(112,124)	(55,345)
Total equity	30,608	79,257

Ozon Holdings PLC

Audited Consolidated Balance Sheet (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	December 31, 2021	December 31, 2020
Non-current liabilities
Borrowings	50,577	2,323
Lease liabilities	34,770	12,267
Conversion options	594	-
Deferred tax liabilities	46	66
Deferred income	289	406
Other non-current liabilities	518	78
Total non-current liabilities	86,794	15,140
Current liabilities
Trade and other payables	89,273	42,545
Borrowings	11,539	7,125
Lease liabilities	7,697	3,223
Taxes payable	1,077	816
Accrued expenses	4,716	1,677
Contract liabilities and deferred income	9,634	4,825
Total current liabilities	123,936	60,211
Total liabilities	210,730	75,351
Total equity and liabilities	241,338	154,608

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including, among others, Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow. We define:

•

Contribution (Loss)/Profit as loss for the period before income tax benefit/(expense), total non-operating income/(expense), general and administrative expenses, technology and content expenses and sales and marketing expenses.

•	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense.

•

Free Cash Flow as net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from/(used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. See Item 3.A. “Selected Financial Data” in the Annual Report for the year ended December 31, 2021 for more detail on these limitations of Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this press release.

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), Gross profit, share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

•

GMV incl. services (gross merchandise value including revenue from services) as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

•	Gross profit as revenue less cost of sales in a given period.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

•	Number of active sellers as the number of unique merchants who made a sale on our Marketplace within the 12-month period preceding December 31, 2021.

Use of Non-IFRS Financial Measures

(RUB in millions)	For the three months ended December 31 (unaudited),		For the twelve months ended December 31,
	2021	2020	2021	2020
Contribution (Loss)/Profit (1)	(4,859)	647	(10,573)	815
Adjusted EBITDA (2)	(15,886)	(3,576)	(41,156)	(11,716)
Free Cash Flow (3)	4,169	7,787	(37,736)	(2,566)

(1) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Contribution (Loss)/Profit, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), general and administrative expenses, technology and content expenses and sales and marketing expenses.

Contribution (Loss)/Profit is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution (Loss)/Profit in this press release because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution (Loss)/Profit is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution (Loss)/Profit provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution (Loss)/Profit excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution (Loss)/Profit should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of loss for the period to Contribution (Loss)/Profit for each of the periods indicated:

(RUB in millions)	For the three months ended December 31 (unaudited),		For the twelve months ended December 31,
	2021	2020	2021	2020
Loss for the period	(20,794)	(9,407)	(56,779)	(22,264)
Income tax (benefit)/expense	(47)	324	2	230
Total non-operating (income)/expense	(1,442)	3,567	(2,079)	4,711
General and administrative expenses	4,821	1,309	12,166	3,729
Technology and content expenses	3,907	1,381	11,422	4,394
Sales and marketing expenses	8,696	3,473	24,695	10,015
Contribution (Loss)/Profit	(4,859)	647	(10,573)	815

(2) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating income/(expense). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended December 31 (unaudited),		For the twelve months ended December 31,
	2021	2020	2021	2020
Loss for the period	(20,794)	(9,407)	(56,779)	(22,264)
Income tax (benefit)/expense	(47)	324	2	230
Total non-operating (income)/expense	(1,442)	3,567	(2,079)	4,711
Depreciation and amortization	3,331	1,561	9,880	4,963
Share-based compensation expense	3,066	379	7,820	644
Adjusted EBITDA	(15,886)	(3,576)	(41,156)	(11,716)

(3) To provide investors with additional information regarding our liquidity, we have also disclosed here and elsewhere in this press release Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provide additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash generated from/(used in) operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

The following table presents a reconciliation of net cash generated from/(used in) operating activities to Free Cash Flow for each of the periods indicated:

(RUB in millions)	For the three months ended December 31 (unaudited),		,,,	For the twelve months ended December 31,
	2021	2020		2021	2020
Net cash generated from/(used in) operating activities	15,266	10,644		(13,626)	6,570
Purchase of property, plant and equipment	(8,686)	(2,006)		(18,680)	(6,714)
Purchase of intangible assets	(155)	(53)		(661)	(126)
Payment of the principal portion of lease liabilities	(2,256)	(798)		(4,769)	(2,296)
Free Cash Flow	4,169	7,787		(37,736)	(2,566)

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru